May 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re: Xeris Biopharma Holdings, Inc.
Acceleration Request for Registration Statement on Form S-3
(File No. 333-285597)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Xeris Biopharma Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement be accelerated to May 13, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Joseph C. Theis, Jr., of Goodwin Procter LLP at (617) 570-1928.

Sincerely,

Xeris Biopharma Holdings, Inc.
/s/ John P. Shannon
Name: John P. Shannon
Title: Director and Chief Executive Officer

Cc:	Joseph C. Theis, Jr., Esq., Goodwin Procter LLP